

December 21, 2012

Via E-mail
Mohsin Mulla
President
Zewar Jewellery, Inc.
Sunshine Building,
Adade Faria Road,
Margao, Goa, India, 403601

> **Re: Zewar Jewellery, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2012**
> **File No. 333-185278**

Dear Mr. Mulla:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you are a development stage company that intends to engage in the business of online retail sale of imitation jewelry. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please revise your disclosure throughout your registration statement to comply with Rule 419 under the Securities Act of 1933, as amended, in view of the following:

    - Your disclosure indicates that you are a development stage company issuing penny stock.

    - You have no revenues, and no contracts or agreements with customers or suppliers and have conducted little business activity.

- You have no assets, except for $15,000 in cash.

    Please revise the registration statement to ensure it complies with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company.

2. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act. In this regard, we note that you appear to have no or nominal operations, assets consisting of any amount of cash and cash equivalents and nominal other assets. We also note your disclosure on page 22 that you are a shell company. If you conclude that your company is a shell company, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, if any, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports, if any, about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

4. Please revise the prospectus cover page and prospectus summary to disclose, if true, that this is an "all or nothing" offering and briefly describe the implications of that offering structure. In this regard, we note the disclosure to this effect in the plan of distribution.

5. We note your statement in the second paragraph of the prospectus cover page that "[t]here is no minimum offering of the Zewar shares." Please revise your disclosure as necessary to clarify, if true, that this means there is no minimum amount that an investor is required to purchase.

6. Please revise your disclosure to clarify whether you reserve the right to extend the offering beyond the 180-day period described in the prospectus. If you reserve such right, please indicate how you will notify investors of any extension. Please make conforming revisions throughout the prospectus.

7. We note your statement in the fourth paragraph of the prospectus cover page that you "intend to seek a listing of [y]our common stock on the Over-The-Counter Bulletin Board." Please revise your disclosure to clarify that your stock would be quoted on the OTCBB, rather than listed, as the OTCBB is not a stock exchange. Please also disclose, if true, that there are no assurances that your stock will qualify for quotation on the OTCBB. Please make conforming revisions throughout the prospectus.

Risk Factors, page 6

8. If you believe you will be responsible for any warranty or repair claims by your customers, please add a risk factor to address the associated risks, and clarify whether you will be able to seek reimbursement from the manufacturer or supplier as a result of any of those claims.

9. Please add one or more additional risk factors, as necessary, to address any risks that make your offering risky or speculative, such as the lack of an escrow account and escrow agent and the potential availability to creditors of any investor funds that you hold.

10. We note you have elected not to opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please expand your risk factor disclosure explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your JOBS Act disclosure beginning on page 27.

We must build a website in order to be able to sell jewelry products…,page 7

11. On page 7 you state that "[t]he construction of our website is in the early stage of development and will require substantial time and resources to complete." This disclosure implies that your website will need additional funding for its completion and appears to contradict your disclosure on page 3 where you state that the funds from this offering will help to fully implement the business plan and "[d]evelop the website with catalogue and purchase inventory." Please revise your disclosures throughout your filing to consistently indicate whether completion of the website will require additional funding.

Use of Proceeds, page 16

12. We note you describe the $32,000 as the net proceeds of the offering. Please explain whether this excludes offering costs and if so revise.

Dilution, page 18

13. Your tangible book value after the offering should reflect a deduction for offering expenses. As a result of our earlier comment, to the extent proceeds of $32,000 do not represent the net proceeds of this offering please revise your disclosure. Please refer to Item 506 of Regulation S-K.

Plan of Distribution, page 19

14. Please tell us how you plan to market your offering in the United States and comply with applicable federal securities laws, such as, for example, prospectus delivery requirements. In this regard, we note your disclosure in the first full paragraph on page 20 about the marketing activities in which you plan to engage in India once the registration statement is effective.

Shares Eligible for Future Sale, page 22

15. In the second paragraph, please revise your disclosure to clarify that whether the shares covered by the registration statement are freely transferable would depend on the status of the party seeking to transfer the shares and, in this regard, the ability of affiliates to transfer would be subject to limitations.

Description of Our Business, page 23

16. Please remove the hyperlinks from your disclosure.

Industry Overview, page 23

17. We note your reference to two reports or articles contained in your prospectus. Please tell us whether you commissioned any of the referenced sources.

Competition, page 25

18. We note your disclosure on page 8, indicating that "the jewelry online industry is highly competitive as there are no substantial barriers of entry." This appears to contradict your disclosure on page 25 where you state that "there are fewer competitors with a presence in the Indian market." Please clarify why there are fewer competitors in the Indian market if your business plan is based on internet access and there are no substantial barriers of entry.

19. In view of your stated focus on the market in India, please explain to us the relevance of information about the costume jewelry market in the United States or remove or appropriately revise such disclosure.

Online Marketing, page 25

20. Your disclosure in the last paragraph of this section indicates that you plan to join the LinkShare Network. Please revise to quantify the additional capital you will need to join this network and how you will get the additional funding. If applicable, please reference the costs included in your budget on page 35.

Social Media Tools, page 26

21. Your disclosure section titled "Social Media Tools" indicates that your "social media strategy includes videos, talk-backs with fashion leaders, contests, coupons, special offers and give-aways, among others." Please, indicate if these social media strategies are included in your initial budget for the development of your website and reference the costs included in your budget on page 35. If not, please quantify the additional capital you will need to complete the social media strategy and discuss how you will get the additional funding.

Operation Plan, page 26

22. On page 26 you indicate that the independent auditors have issued an opinion which expresses doubt as to your ability to continue as a going concern. In light of the fact that there is no guarantee that you will receive proceeds from this offering, please include an estimate as to how long you can continue as a going concern without obtaining additional working capital.

23. Please thoroughly revise this section to clarify and better describe the timeframe of your business plan and strategy. If not explained elsewhere, please explain in reasonable detail any steps that you need to complete before you can begin selling products through your website, and the expected timing of any such steps. In this regard, please clarify the following:

- Timeline for online marketing and social media strategy to be completed.

- Timeline for selection of the fashion styles to be included in your inventory.

- Timeline for completion of website.

24. We note that in this section you do not disclose the need for future additional financing. However, the risk factor section indicates that additional funds may be necessary to complete further development of your website and Note 2 to the Financial Statements states that "[m]anagement intends to finance operating costs over the next twelve months with existing cash on hand and loans from directors." To ensure consistency throughout the disclosures, please quantify the expected additional funding that might be necessary and the possible sources of this funding.

Patent, Trademark, License & Franchise Restrictions…, page 28

25. We note your disclosure indicating that "[t]here are no inherent factors or circumstances associated with this industry, or any of the products or services that we expect to be providing that would give rise to any patent, trademark or license infringements or violations." Please, include a more detailed explanation as to why intellectual property infringement is not an inherent factor for your industry and business.

Facilities, page 29

26. We note your statement on page 29 that you do not own or rent facilities of any kind, as currently, your President provides the office space free of charge. However, on pages 17 and 35 you indicate that this offering is needed to cover "office and administrative costs of about $3,000." Please clarify if there are any costs associated with the office space and revise the disclosure accordingly. Also, provide the basis for this arrangement, specifically indicating for how long you anticipate being able to use this space for free.

Employees, page 29

27. We note your statement that "[u]pon commencement of our operation . . . . we may retain one part-time person for packing and delivery to post office or courier offices." Please revise your disclosure to indicate how you plan to finance that person's salary.

28. Please revise your disclosure here and elsewhere as necessary (e.g., "Significant Employees, page 31) to clarify, if true, that Mr. Mulla is your employee.

Biographical Information, page 29

29. We note your statement on page 30 listing the experience, qualifications, attributes, and skills that led to the conclusion that Mr. Mulla should serve as your director including "his computer technology skill, along with his spouse who is a computer programmer." Pursuant to Item 401(e)(1) of Regulation S-K, please describe the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Mulla should serve as director. The computer proficiency of his spouse is not one of Mr. Mulla's personal attributes and should not be listed in this section.

30. You disclose Mr. Mulla's work experience since 2009. Pursuant to Item 401(e)(1) of Regulation S-K, please describe Mr. Mulla's business experience during the past five years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Liquidity and Capital Resources, page 36

31. Please expand your disclosure here and in the footnotes to your audited financial statements to indicate whether or not you have any written or oral commitments from stockholders, directors or officers to provide you with any forms of cash advances, loans or other sources of liquidity to meet your working capital, short-term or long-term financial plans.

32. Please expand your discussion to specifically address liquidity on both a short term and long term basis. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Notes to Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-7

33. Please disclose your accounting policy for website development costs. Refer to ASC 350-50-25.

Basic and Diluted Loss Per Share, page F-8

34. Please explain how you calculated weighted average shares outstanding of 40,984.

Exhibit 5.1

35. Please have counsel revise its opinion to consent to being named in the registration statement. Please see Section IV of Staff Legal Bulletin 19, which is available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Mohsin Mulla
Zewar Jewellery, Inc.
December 21, 2012
Page 8

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact J. Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at 202-551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at 202-551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director